Exhibit 99.1

Dr. Reddy’s Laboratores Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 19, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sirs,

Sub: Disclosure of event or information of the Company

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, please find annexed details of event or information in the Annexure enclosed.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details of continuing event or information with respect to pending litigations pursuant to the SEBI (Listing Obligations and Disclosure Requirements) (Second Amendment) Regulations, 2023

The Company has considered the materiality for the purposes of this reporting in accordance with Regulation 30(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations, and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business (collectively, “Legal Proceedings”).

Details of Legal Proceedings in relation to direct tax are provided at Note No. 2.30 (g), and details of other Legal Proceedings are provided at Note No. 2.33 of the consolidated financial statements as provided in the Integrated Annual Report of FY2023. The Company classifies such Legal Proceedings into three categories i.e. Probable, Possible and Remote (“PPR Analysis”).

The Company accounts for a liability for any disputes where a potential loss impact is probable and capable of being estimated. Liabilities that are considered possible, but not probable of crystallising, are considered as contingent liabilities and an appropriate disclosure is made in the financial statements but the same is not recognised as liability in its accounts. For a dispute where a potential loss impact is remote, the same is neither provided for as a liability nor is disclosed as contingent liability.

Accordingly, as per PPR Analysis:

A. Direct Tax cases: the Company is disclosing Legal Proceedings on account of disallowances by the Income Tax authorities resulting into tax demand on the Company during the tax assessments. These Legal Proceedings relate to different years and are pending at various appellate forums such as Commissioner of Income Tax (Appeals), Income Tax Appellate Tribunal & High Court.

The following disclosure is being made in relation to the tax related Legal Proceedings after taking into consideration materiality threshold in accordance with Regulation 30(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015.

Nature of dues	Particulars	Amount as on June 30, 2023 (Tax Rs. Millions)
Income Tax	Cases decided in the Company’s favor by appellate authorities and for which the department has filed or expected to file further appeals	1,210
	Cases pertaining to issues decided in favor of the Company for earlier years’ by appellate authorities but demand raised for a similar issue for subsequent years by tax authorities and are pending before appellate authorities	1,003
	Total	2,213

B. Legal Cases (other than direct tax as covered in A above): Most of the Legal Proceedings involve complex legal issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these Legal Proceedings, it is not possible to make a reasonable estimate of the expected financial impact, if any, that will result from ultimate resolution of these proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to these Legal Proceedings due to various factors as stated in above para. Although there can be no assurance regarding the outcome of any of the Legal Proceedings, the Company does not expect them to have a material adverse impact on its financial statements or cashflows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in adverse outcomes against the Company, such outcomes may be material to its financial statements or cashflows. In such an event the Company shall make necessary disclosure as required under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015.